[redacted]

3/30 Rec'd 2/28/06

U.S. 06006681)MMISSION

AB - 3/27/06

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

8-37180

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

SECURITIES AND EXCHANGE COMMISSION
FEB 2 8 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wachovia Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

901 East Byrd Street 5th Floor
(No. and Street)

Richmond	VA	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey Gelfand (804)782-3054
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG, LLP

1021 East Cary Street	Richmond	VA	23219
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 17 2006
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

5/16/06

OATH OR AFFIRMATION

I, Jeffrey Gelfand, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wachovia Securities, LLC as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

None

Name: Jeffrey Gelfand
Title: Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report

Board of Directors
Wachovia Securities, LLC:

We have audited the accompanying consolidated statement of financial condition of Wachovia Securities, LLC and subsidiaries (the Company), a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC, as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wachovia Securities, LLC and subsidiaries as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 23, 2006

WACHOVIA SECURITIES, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Consolidated Statement of Financial Condition

December 31, 2005

(In thousands)

Assets		
Cash and cash equivalents	$	102,887
Cash segregated under federal and other regulations		4,000
Securities purchased under agreements to resell		3,216,536
Receivable from brokers, dealers and clearing organizations		253,255
Receivable from customers		5,006
Securities owned, at fair value		964,448
Property, equipment and leasehold improvements, net		109,504
Receivable from affiliates		168,167
Loans and notes receivable from financial advisors, net		484,561
Goodwill and other intangible assets		994,833
Other assets		269,016
Total assets	$	6,572,213
Liabilities and Member's Equity		
Drafts payable	$	6,298
Securities sold under agreements to repurchase		3,092,991
Payable to brokers, dealers and clearing organizations		104,258
Securities sold, not yet purchased, at fair value		200,899
Payable to affiliates		6,264
Accrued compensation and benefits		293,490
Deferred compensation plan liabilities		331,523
Accrued expenses and other liabilities		207,876
Total liabilities		4,243,599
Subordinated borrowings		417,000
Member's equity		1,911,614
Total liabilities and member's equity	$	6,572,213

See accompanying notes to the consolidated statement of financial condition.

WACHOVIA SECURITIES, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Notes to Consolidated Statement of Financial Condition

December 31, 2005

(Dollars in thousands, except where noted)

(1) Organization and Basis of Presentation

Wachovia Securities, LLC (the Company) is a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC (WSFH), a majority-owned consolidated subsidiary of Wachovia Corporation (Wachovia). WSFH serves as the holding company for the retail brokerage and clearing businesses contributed by Wachovia and Prudential Financial, Inc. (Prudential) and is headquartered in Richmond, Virginia. Wachovia and Prudential own 62% and 38%, respectively, of WSFH. WSFH's principal operating subsidiaries are the Company, First Clearing, LLC (FCLLC) and Wachovia Securities Financial Network, LLC.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC), a futures commission merchant with the Commodity Future Exchange Commission (CFTC) and is a member of the New York Stock Exchange, Inc. (NYSE), the National Association of Securities Dealers, Inc. and the National Futures Association. The Company's business activities include securities and commodities brokerage, investment advisory and asset management services. The Company clears its brokerage transactions through FCLLC on a fully-disclosed basis.

In March 2005, the Company substantially completed its integration of the legacy Prudential retail brokerage business. In April 2005, the Company de-registered Wexford Clearing Services, LLC, a wholly-owned subsidiary and merged it with and into the Company.

The Consolidated Statement of Financial Condition includes the accounts of Wachovia Securities, LLC and its subsidiaries. All material intercompany balances have been eliminated in consolidation.

The preparation of the Consolidated Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies

Securities Transactions

Customer securities and commodities positions are not reflected in the Consolidated Statement of Financial Condition as the Company does not have title to these assets.

Marketable securities are valued at market, and securities not readily marketable are valued at fair value as determined by management.

Securities Purchased/Sold Under Agreements to Resell/Repurchase

Transactions involving purchases of securities under agreements to resell (resale agreements) or sales of securities under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. These transactions are primarily repurchase agreements of United States government and agency securities, mortgage-backed securities and corporate bonds. The Company offsets resale agreements and repurchase agreements with the same counterparty executed under legally enforceable netting agreements that meet the accounting requirements of the right of offset. The Company manages the credit risk associated with these transactions by monitoring the fair value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate. It is the Company's policy to obtain possession of securities purchased under agreements to resell.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost net of accumulated depreciation and amortization. Depreciation of property and equipment is recognized on a straight-line basis using estimated useful lives which generally range from three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the remaining term of the lease.

Goodwill and Other Intangible Assets

Goodwill is not subject to amortization but is subject to impairment testing on an annual basis, or more frequently, if events or circumstances indicate possible impairment. This test involves comparing the fair value of the business to its carrying amount. If the fair value is less than the carrying amount, a further test is required to measure the amount of impairment.

The Company's most recent impairment evaluation as of April 1, 2005 indicated that none of the Company's goodwill or intangible assets that do not have a finite useful life was impaired.

Identified intangible assets that have a finite useful life are amortized in a manner that reflects the estimated decline in the economic value of the identified intangible assets. Identified intangible assets are periodically reviewed to determine whether there have been any events or circumstances to indicate the recorded amount is not recoverable. If the valuation of the intangible assets of the Company is less than their carrying amount, a loss is recognized to reduce the carrying amount to fair value, and when appropriate, the amortization period is also reduced.

Fair Value

Cash and cash equivalents, cash segregated under federal and other regulations, securities owned, and securities sold, not yet purchased are carried at fair value.

Securities purchased under agreements to resell, receivable from brokers, dealers and clearing organizations, receivable from affiliates, loans and notes receivable from financial advisors, drafts payable, securities sold under agreements to repurchase, payable to brokers, dealers and clearing organizations, payable to affiliates and subordinated borrowings are recorded at amounts that approximate fair value. The fair value of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. The Company's taxable income becomes taxable to the respective members of WSFH due to the treatment of WSFH as a non-taxable flow-through partnership entity for federal income tax purpose. However, certain states and foreign jurisdictions do subject the Company to entity-level taxation as a single member limited liability company; therefore, the related state and foreign taxes have been provided on a small portion of the Company's taxable income.

Other

Other assets consist primarily of accrued revenue, interest receivable, prepaid expenses and deferred charges. Accrued expenses and other liabilities consist primarily of trade payables and liabilities associated with the finalization of the purchase price allocation related to the contribution of Prudential's retail brokerage business. See also note 9.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

(3) Business Combination

On November 1, 2004, SouthTrust Securities, Inc. was purchased by Wachovia and SouthTrust Securities, Inc. became a wholly owned subsidiary of EVEREN Capital Corporation. Shortly thereafter, SouthTrust Securities, Inc. was converted to SouthTrust Securities LLC (SSLLC), a Delaware limited liability company. EVEREN, a holding company, is a wholly-owned subsidiary of Wachovia and the direct parent of WSFH.

On April 1, 2005, EVEREN contributed SSLLC to the Company. In March 2005, prior to its contribution to the Company, SSLLC returned $42.0 million in capital to EVEREN in the form of cash. The resulting contributed net assets of SSLLC consisted of $20.3 million of tangible net assets and $35.5 million of goodwill and customer relationship intangibles. As the merged entities

(Dollars in thousands, except where noted)

were under common control, the transaction was accounted for similar to a pooling of interests. Accordingly, the Consolidated Statement of Financial Condition is presented as if SSLLC had been a part of the Company since November 1, 2004. On April 22, 2005, the Company de-registered SSLLC and merged it with and into the Company. See also note 9.

(4) Cash Segregated Under Federal and Other Regulations

Cash of $4,000 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3 (the Customer Protection Rule). At December 31, 2005, no cash or securities were required to be segregated under the Commodity Exchange Act (CEA) as there were no funds deposited by customers held by the Company or funds accruing to customers owned by the Company as a result of trades or contracts.

(5) Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consist primarily of transactions with FCLLC in connection with the fully-disclosed clearing agreement. See also note 14.

(6) Loans and Notes Receivable from Financial Advisors

Loans and notes receivable from financial advisors represent amounts provided to financial advisors primarily as recruitment incentives in addition to amounts provided for attaining certain production levels and assets under management. Certain amounts provided to financial advisors as loans or notes receivable are forgiven or repaid either as a percentage of the financial advisors gross production or on a fixed repayment schedule.

The Company has established an allowance for doubtful accounts to offset amounts not collected from financial advisors. Loans and notes receivable from financial advisors are reported net of the allowance for doubtful accounts of $58,686 at December 31, 2005.

(7) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2005, securities owned and securities sold, not yet purchased consist of the following, at fair value:

(Dollars in thousands, except where noted)

	Securities owned	Securities sold, not yet purchased
Bankers' acceptances, commercial paper, and certificates of deposit	$ 58,480	$ 11,332
U.S. Government and agency obligations	197,652	149,328
State and municipal government obligations	125,749	2,589
Corporate obligations	62,387	25,784
Equity securities	265,638	11,866
Money market fund	254,000	—
Other	542	—
Total	$ 964,448	$ 200,899

(8) Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following at December 31, 2005:

Property and leasehold improvements	$ 134,794
Communications and computer equipment	221,645
Furniture and equipment	84,169
	440,608
Accumulated depreciation and amortization	(331,104)
Total	$ 109,504

(9) Goodwill and Other Intangible Assets

As discussed in note 3, EVEREN contributed SSLLC to the Company on April 1, 2005 in a transaction accounted for similar to a pooling of interests. Included in the net assets contributed to the Company in connection with this transaction were $15.5 million of goodwill and $20.0 million of customer relationship intangibles with an estimated useful life of 10 years. Goodwill and other intangible assets presented as of January 1, 2005 include these contributed intangible assets.

The changes in the carrying amount of goodwill for the year ended December 31, 2005 are as follows:

(Dollars in thousands, except where noted)

Balance, January 1, 2005	$	919,762
Purchase accounting adjustments		(61,707)
Balance, December 31, 2005	$	858,055

The purchase accounting adjustments were the result of the finalization of the purchase price allocated to assets and liabilities of Prudential's retail brokerage business contributed to the Company. The majority of the purchase accounting adjustments related to vacant space accruals for properties leased by WSFH that had formerly been used for the operations of the Company. Because these vacant space accruals are liabilities of WSFH, the related adjustment impacted member's equity of the Company. Other adjustments related primarily to severance liabilities associated with employees terminated as a result of the Prudential transaction.

At December 31, 2005, the gross carrying value of the customer relationship intangible asset and the related accumulated amortization amounted to $171,638 and $34,860 respectively. These intangibles have a weighted average amortization period of 21 years.

(10) Short term borrowings

At December 31, 2005, the Company had available $1,395,000 in uncommitted unsecured lines of credit with various unaffiliated financial institutions and $1,000,000 in an uncommitted secured line of credit with Wachovia Bank, N.A., an affiliated financial institution. The line of credit with Wachovia Bank, N.A. is collateralized by securities owned by the Company. The above lines of credits are also available to FCLLC, an affiliated company. At December 31, 2005, the Company had no balance outstanding on the above lines of credit, and FCLLC had $175,000 balance outstanding on the unaffiliated lines of credit.

Drafts payable consist of non-interest bearing outstanding bank drafts.

(11) Subordinated Borrowings

At December 31, 2005, the Company was indebted to The Prudential Insurance Company of America (a subsidiary of Prudential) for a $417,000 subordinated note due June 30, 2013. The note carries an interest rate that varies based on the London Interbank Offering Rate. At December 31, 2005, the interest rate was 5.10%. Interest on the principal balance of this note is paid quarterly in accordance with the subordinated loan agreement.

The Company also has a $300,000 subordinated revolving line of credit with Wachovia. The line bears interest at a rate to be negotiated at the time of each advance, and all advances are due to be repaid no later than December 19, 2013. There were no borrowings on this line of credit during 2005.

(Dollars in thousands, except where noted)

These subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(12) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, as defined. The Company is also subject to the CFTC's minimum financial requirements set forth in Regulation 1.17 of the CEA. At December 31, 2005, the Company's net capital amounted to $226,345 which was $224,797 in excess of required net capital.

The Consolidated Statement of Financial Condition as of December 31, 2005, reflects $2,717 of assets and liabilities and $4 of member's equity attributable to subsidiaries and the elimination of intercompany balances which are not reflected in the unaudited statement of financial condition contained in Part II of Form X-17A-5 which is prepared on an unconsolidated basis. See also note 16.

(13) Retirement and Deferred Compensation Plans

Retirement Plans

Substantially all employees of the Company with one year of service are eligible for participation in the matched savings plan of Wachovia. This plan permits eligible employees to contribute up to 30% of eligible compensation, as defined. Annually, on approval of the Wachovia Board of Directors, employee contributions to the matched savings plan may be matched up to 6% of the employee's eligible compensation, as defined. A 6% matching level was in place at December 31, 2005.

In addition, Wachovia provides postretirement benefits, principally health care and long term disability, to employees of the Company and its subsidiaries and their beneficiaries and dependents. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in Wachovia's postretirement plan calculation and is therefore not available.

Deferred Compensation Plans

The Company maintains an unfunded deferred award plan under which certain legacy Prudential employees were granted awards payable, subject to certain contingencies, in equivalent shares of a stock index fund at the end of a defined period, three to eight years from the initial award. This plan is not open to new participants. At December 31, 2005, the liability associated with this plan amounted to $17,889 and is included in deferred compensation plan liabilities in the Consolidated Statement of Financial Condition.

WACHOVIA SECURITIES, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Notes to Consolidated Statement of Financial Condition

December 31, 2005

(Dollars in thousands, except where noted)

Wachovia, on behalf of the Company, maintains an unfunded deferred compensation plan in which a select group of management or highly compensated employees are participants, as defined. This plan permits the participant to defer a minimum of salary or incentive awards of the greater of $10 or 10% of salary and a maximum of 75% of salary and 90% of any incentive awards. At December 31, 2005, the liability associated with this plan and other individually immaterial plans which operate in a similar manner was $58,949 and is included in deferred compensation plan liabilities in the Consolidated Statement of Financial Condition. The fair value of prepaid forward contracts purchased by Wachovia on the Company's behalf to hedge exposure to these plan liabilities amounts to $46,657 at December 31, 2005 and is included in receivable from affiliates in the Consolidated Statement of Financial Condition.

The Company maintains funded deferred compensation and award plans in which legacy Prudential financial advisors and certain other employees are participants. Subject to certain contingencies, these awards are payable in shares of a stock index fund and/or Prudential common stock at the end of a defined three to eight year period. The cost related to the respective plan is amortized over the applicable vesting period. At December 31, 2005, the deferred asset associated with these programs amounted to $73,447 and is included in other assets in the Consolidated Statement of Financial Condition. This program ceased accepting new participants in 2004.

The Company maintains an unfunded deferred compensation and award plan in which eligible financial advisors are participants. This plan permits the participant to defer 5% to 85% of eligible incentive earnings, as defined. At December 31, 2005, the liability associated with this plan amounted to $151,782 and is included in deferred compensation plan liabilities in the Consolidated Statement of Financial Condition.

The Company maintains an unfunded deferred compensation and award plan in which eligible legacy Prudential financial advisors are participants. This plan permits the participant to defer 5% to 25% of eligible incentive earnings, as defined. Subject to certain contingencies, the Company can match from 33 1/3% to 200% of the participant's deferred incentive earnings. All deferred incentive earnings vest on January 31, 2008 and all matched contributions made by the Company vest on January 31, 2010 as long as participants are still employed by the Company during the vesting periods. At December 31, 2005, the liability associated with this plan amounted to $41,088 and is included in deferred compensation plan liabilities in the Consolidated Statement of Financial Condition.

The Company provides other deferred compensation plans, which are individually not material, to financial advisors and its employees. The liability associated with these plans totaled $61,815 at December 31, 2005 and is included in deferred compensation plan liabilities in the Consolidated Statement of Financial Condition.

The Company and Wachovia, on the Company's behalf, economically hedge exposure to certain deferred compensation liabilities for plans offered to financial advisors and certain other participants by purchasing financial instruments on the open market that materially match the

(Dollars in thousands, except where noted)

balances held by the Company on behalf of the plan participants. At December 31, 2005, the fair value of the securities held by the Company was $245,613 and is included in securities owned, and fair value.

(14) Transactions with Affiliated Parties

Service Agreements

The Company has entered into service agreements with Wachovia under which the Company receives certain technology and systems, operations, product support and administrative support services.

The Company has entered into service agreements with Prudential under which the Company receives certain technology and systems, operations, product support and administrative support services. Included in these agreements is the Company's obligation to pay Prudential for equity research services provided by Prudential. At December 31, 2005, included in accrued expenses and other liabilities in the Consolidated Statement of Financial Condition is $2,417 associated with this equity research contract.

The Company has other agreements with Wachovia and its affiliates for directly billed general and administration services.

The Company contracts consultants and temporary employees through an agency that is a subsidiary of Wachovia.

Clearing Services

The Company has entered into a fully-disclosed clearing agreement with FCLLC to clear its securities transactions. FCLLC collects revenues from customers on the Company's behalf from which it deducts its clearing service fees. At December 31, 2005, included in receivable from brokers, dealers, and clearing organizations in the Consolidated Statement of Financial Condition is $45,161 from FCLLC related to these transactions.

Money Market Fees

The Company earned fees from Prudential for the year ended December 31, 2005 for servicing customers invested in Prudential sponsored money market funds and for certain asset management product related administrative services.

The Company has an arrangement with Evergreen Investment Management Co. (Evergreen), an affiliated mutual fund company, in which it receives compensation for servicing customers invested in Evergreen money market funds.

(Dollars in thousands, except where noted)

The Company has an arrangement with Wachovia Bank, N.A. under which it offers a bank deposit product to which customers may elect to have their available cash balances swept into overnight deposit accounts.

Referral fees

The Company earns fees from Wachovia and its affiliates for referring customers to Wachovia Bank, N.A.

Other

At December 31, 2005, the Company has a demand note receivable from EVEREN totaling approximately $48,441 which is included in receivable from affiliates in the Consolidated Statement of Financial Condition.

At December 31, 2005, the Company has other amounts receivable from Wachovia and its affiliates totaling $56,178.

The transactions with affiliates described above and the effect thereof on the accompanying Consolidated Statement of Financial Condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(15) Dividends

Pursuant to the Retail Brokerage Formation Agreement (the Agreement) by and between Wachovia and Prudential (the Members), WSFH, the Company's parent, is obligated to distribute to the Members 70% of its consolidated net earnings each quarter, determined in accordance with accounting principles generally accepted in the United States of America, before deduction for any expense related to the amortization of intangible assets (Distributable Cash). During the third quarter of 2005, the amount of Distributable Cash retained by WSFH exceeded $263 million, and the Members elected to receive additional 30% distributions as defined in the Agreement.

The Company's earnings constitute a material portion of Distributable Cash. During 2005, the Company declared and paid $409,172 in dividends to WSFH. The Company's ability to make capital and certain other distributions is subject to the rules and regulations of the SEC, the NYSE, and various other regulatory agencies and exchanges.

(Dollars in thousands, except where noted)

(16) Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	WSLLC stand alone	Other Subsidiaries	Eliminations/ Other	WSLLC Consolidated
Total assets	$ 6,569,496	$ 22,088	$ (19,371)	$ 6,572,213
Member's equity	1,911,610	18,030	(18,026)	1,911,614

(17) Financial Instruments

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2005, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2005.

(18) Commitments and Contingent Liabilities

Lease Obligations

The Company leases office space primarily related to its branch network and home offices under operating leases expiring at various dates through 2016. Minimum future rental payments required under such leases and minimum future sublease income to be received, that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2005 are as follows:

	Operating leases	Non-cancelable subleases
Years ending December 31:		
2006	$ 89,211	$ 2,305
2007	78,126	1,381
2008	68,185	1,039
2009	57,943	788
2010	44,937	794
Thereafter	80,452	2,877

Minimum future rental commitments do not include operating leases entered into by Wachovia for which the Company shares rent expense.

Some of the Company's leases contain escalation clauses and renewal options.

Litigation

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's consolidated financial position. Wachovia and Prudential have agreed to indemnify the Company for any losses due to a claim against the Company which arises from an action, omission to act, condition or event that first occurred prior to July 1, 2003 whether or not such action, omission, condition or event continues after July 1, 2003. The Company will not, however, be indemnified by Wachovia or Prudential for a claim that arises from any such action, omission, condition or event to the extent it continues to occur following the 270th day after July 1, 2003.

Other Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2005, related to these indemnifications.

The Company introduces, on a fully-disclosed basis, substantially all of its customer transactions to an affiliated clearing broker, FCLLC, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of its clearance agreement. In connection therewith, the Company has agreed to indemnify FCLLC for losses that FCLLC may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. At December 31, 2005, substantially all customer obligations were collateralized by securities with a fair value in excess of the obligations.